SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            -------------------------


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                Banta Corporation
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Wisconsin                                   39-0148550
       --------------------------                     ---------------------
         (State of incorporation                          (IRS Employer
            or organization)                           Identification No.)

              225 Main Street
             Menasha, Wisconsin                           54952
---------------------------------------------           -----------
  (Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered   Name of each  exchange  on which each
                                          class is to be registered
---------------------------------------   --------------------------------------
 Common Stock, $.10 par value             New York Stock Exchange

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities  Act  registration  statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


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Item 1.  Description of Registrant's Securities to be Registered

General.

         The class of securities to be registered hereby is the Common Stock, $.10 par value (the "Common Stock"), of Banta Corporation, a Wisconsin corporation (the "Company"). The Company is authorized to issue 75,000,000 shares of Common Stock. In addition, the Company is authorized to issue 300,000 shares of Preferred Stock, $10 par value (the "Preferred Stock"). On November 19, 1998, there were 28,738,057 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

         Each issued and outstanding share of Common Stock has attached thereto one common share purchase right (a "Right"). Each Right entitles the holder thereof to purchase from the Company one-half share of Common Stock at a purchase price of $40 per full share (equivalent to $20 per each one-half of one share), subject to adjustment. The Rights, which are described in greater detail below, are the subject of a Registration Statement on Form 8-A, dated November 20, 1998, as filed with the Securities and Exchange Commission. The Preferred Stock is issuable in series, for such consideration and with such designations, dividend rates, redemption prices, liquidation rights, conversion rights, if any, and sinking fund provisions as may be determined by the Board of Directors of the Company. Notwithstanding the foregoing, the aggregate amount payable to holders of outstanding shares of Preferred Stock in the event of a voluntary or involuntary liquidation of the Company cannot exceed $3,000,000 at any time. Although the Rights and the Preferred Stock are not subject to this Registration Statement on Form 8-A, provisions relating to the Rights and the Preferred Stock are discussed herein insofar as they affect or relate to the rights of the holders of Common Stock.

Voting  Rights.

         Except as otherwise required by Wisconsin law or the Company's Restated Articles of Incorporation, each holder of Common Stock and Preferred Stock is entitled to one vote for each share held by such shareholder on all matters on which shareholders of the Company are entitled to vote. Section 180.1004 of the Wisconsin Business Corporation Law grants class voting rights to the holders of each class of capital stock in certain instances, such as a reclassification of shares or changes prejudicial to class preferences and rights. The holders of the Company's capital stock (including the Common Stock) are not entitled to cumulative voting rights in connection with the election of directors, which means that holders of such shares entitled to exercise more than 50% of the voting power are entitled to elect all of the directors to be elected at any meeting of shareholders; provided, however, that holders of Preferred Stock are entitled to special voting rights in connection with the election of directors in certain cases following the Company's failure to make dividend payments on such Preferred Stock and in certain other cases as specified in the Company's Restated Articles of Incorporation.

         Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of certain Wisconsin corporations (including the Company) held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

         Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain certain limitations and special voting provisions applicable to specified business combinations involving certain Wisconsin corporations such as the Company and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder's acquisition of shares before such shares are acquired. Similarly, Sections 180.1130 to
180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to certain business combinations, unless specified minimum price and procedural requirements are met. Finally, following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on certain share repurchases effected at a premium to the market and on certain asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

Preemptive Rights; Assessability.

         Subject to the terms of the Rights, no holder of any class of capital stock of the Company (including the Common Stock) has any preemptive or preferential right to subscribe for or purchase any of the unissued shares of stock of the Company. All issued and outstanding shares of Common Stock are fully paid and nonassessable, except with respect to certain wage claims of employees of the Company for services performed as provided in Section
180.0622(2)(b) of the Wisconsin Business Corporation Law (including judicial interpretations thereof) regarding personal liability of shareholders for all debts owing to employees of the Company for services performed but not exceeding six months' service in any one case.

Liquidation.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Stock, if such shares are then issued and outstanding, will be entitled to certain preferences before any amount is paid to the holders of Common Stock. After payment of any Preferred Stock preferential amounts, if any, the holders of Common Stock will be entitled to share ratably in all remaining assets of the Company available for distribution to shareholders.

Dividends.

         The holders of Preferred Stock, if such shares are then issued and outstanding, will be entitled to receive quarterly cumulative cash dividends, when and as declared, and at the rate as fixed by the Board of Directors. Subject to the prior payment of cumulative dividends on any outstanding Preferred Stock, the holders of Common Stock will be entitled to dividends out of funds legally available therefor, if, when and as declared by the Board of Directors. The Company's ability to pay cash dividends on its capital stock is subject to the requirements of certain of the Company's debt instruments which restrict the payment of cash dividends in specified cases.

Certain By-law Provisions.

         The By-laws of the Company establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to the Company, the receipt by the Company of written demands for a special meeting from holders of shares representing 10% or more of the votes entitled to be cast on any issue proposed to be considered at such special meeting, a review of the validity of such demands by an independent inspector appointed by the Company and the fixing of the record and meeting dates by the Board of Directors. In addition, shareholders demanding such a special meeting must deliver to the Company a written agreement to pay the costs incurred by the Company in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation by the Company of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

         The By-laws of the Company also provide the Board of Directors of the Company with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the Chairman of the Board or the Board of Directors (acting by resolution) may adjourn a meeting of shareholders at any time prior to the transaction of business at such meeting. The By-laws of the Company also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

Transfer Agent and Registrar.

         The transfer agent and registrar for the Common Stock is Firstar Bank Milwaukee, N.A., Milwaukee, Wisconsin.

Rights

         The Company has entered into a Rights Agreement (the "Rights Agreement"), dated as of October 29, 1991, with Firstar Bank Milwaukee, N.A. (as successor to First Wisconsin Trust Company), as Rights Agent. Pursuant to the Rights Agreement, each outstanding share of Common Stock has attached thereto one Right and each share subsequently issued by the Company prior to the expiration of the Rights Agreement will likewise have attached thereto one Right. Under certain circumstances described below, the Rights will entitle the holder thereof to purchase additional shares of Common Stock.

         The Rights are not currently exercisable and trade with the Common Stock. In the event the Rights become exercisable, each Right (unless held by a person or group which beneficially owns more than 20% of the outstanding Common Stock) will initially entitle the holder to purchase one-half of one share of Common Stock at a price of $40 per share (equivalent to $20 for each one-half share), subject to adjustment. Subject to certain limitations, the Rights will only become exercisable if a person or group has acquired, or announced an intention to acquire, 20% or more of the outstanding shares of Common Stock. Under certain circumstances, including the existence of a 20% acquiring party, each holder of a Right, other than the acquiring party, will be entitled to purchase at the exercise price Common Stock having a market value of two times the exercise price. In the event of the acquisition of the Company by another corporation subsequent to a party acquiring 20% or more of the Common Stock, each holder of a Right, other than the 20% acquiring party, will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. The Rights may be redeemed at a price of $.01 per Right prior to the existence of a 20% acquiring party, and thereafter may be exchanged for one share of Common Stock per Right prior to the existence of a 50% acquiring party. The Rights will expire on November 15, 2001. Under the Rights Agreement, the Board of Directors of the Company may reduce the thresholds applicable to the Rights from 20% to not less than 10%. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company.

         The Rights have certain anti-takeover effects and may discourage or make more difficult the acquisition of the Company on a non-negotiated basis (such as by an unsolicited tender offer). The Rights will not, however, affect a transaction approved by the Board of Directors of the Company prior to the existence of a 20% acquiring party since the Rights can be redeemed before the consummation of such transaction.

Item 2.  Exhibits

1. Restated Articles of Incorporation of Banta Corporation, as amended (incorporated by reference to Exhibit 19(b) to Banta Corporation's Quarterly Report on Form 10-Q for the quarter ended April 3, 1993).

2. By-laws of Banta Corporation, as amended (incorporated by reference to Exhibit 3.2 to Banta Corporation's Quarterly Report on Form 10-Q for the quarter ended October 3, 1998).

3. Rights Agreement, dated October 29, 1991, between Banta Corporation and Firstar Bank Milwaukee, N.A. (as successor to First Wisconsin Trust Company), as Rights Agent (incorporated by reference to Exhibit 4.1 to Banta Corporation's Current Report on Form 8-K dated October 29, 1991).

4. All exhibits required by the instructions to Item 2 will be supplied to the New York Stock Exchange.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BANTA CORPORATION


                                       By: /s/ Ronald D. Kneezel
                                           Ronald D. Kneezel
                                           Vice President, General Counsel
                                           and Secretary
Dated:  November 20, 1998.